January 28, 2026

Xiao Jian Wang
Chief Executive Officer
GD Culture Group Ltd
111 Town Square Place, Suite #1203
Jersey City, NJ 07310

       Re: GD Culture Group Ltd
           Registration Statement on Form S-3
           Filed January 26, 2026
           File No. 333-292934
Dear Xiao Jian Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Zhaocong "Richard" Xu